UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Contiq, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 22, 2016

Physical address of issuer
440 N Wolfe Rd SUITE W021, Sunnyvale, CA 94085

Website of issuer
https://contiq.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed-3 Preferred Stock

Target number of Securities to be offered
57,817

Price (or method for determining price)
$0.4324

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
July 24, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,940,555	$546,255
Cash & Cash Equivalents	$468,793	$7,950
Accounts Receivable	$123,152	$0
Short-term Debt	$347,821	$226,220
Long-term Debt	$960,000	$450,000
Revenues/Sales	$325,734	$36,300
Cost of Goods Sold	$60,229	$57,296
Taxes Paid	$0	$0
Net Income	$-187,284	$-835,092

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
May 29, 2020

Contiq, Inc.



Up to $1,070,000 of Series Seed-3 Preferred Stock

Contiq, Inc. ("Contiq", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed-3 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 24, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,025,000 under the Combined Offerings (the "Closing Amount") by July 24, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 17, 2020 will be permitted to increase their subscription amount at any time on or before July 24, 2020, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after July 17, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to July 24, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.contiq.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/contiq

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This

Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Contiq, Inc. ("the Company") was incorporated on April 22, 2016 under the laws of the State of Delaware, and is headquartered in San Jose, California.

The Company is located at 440 N Wolfe Road Suite W021 Sunnyvale CA 94085

The Company's website is http://www.contiq.com

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/contiq and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed-3 Preferred Stock being offered	$25,000
Maximum amount of Series Seed-3 Preferred Stock	$1,070,000
Purchase price per Security	$0.4324
Minimum investment amount per investor	$1,000
Offering deadline	July 24, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Enterprise Selling and Customer Engagement market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has engaged in related party transactions. During the year ended December 31, 2019, the Company advanced funds to officers of the Company. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $183,500 and $0, respectively, and are recorded under 'Related party advances receivable' on the balance sheets. The Company expects these amounts to be paid back after the upcoming equity financing. During the years ended December 31, 2019, the Company entered into a number of convertible note agreements with shareholders. At December 31, 2019 and 2018, the outstanding balance of convertible notes payable to shareholders is $960,000 and $450,000, respectively, and is recorded under 'Shareholder notes payable' on the balance sheets. The convertible notes bear an interest rate of 2% per annum and mature on December 31, 2021 unless repaid or converted into shares of the Company upon an earlier date. No amounts are required to be repaid prior to the maturity date. The outstanding principal and unpaid accrued interest on outstanding convertible note balances shall be automatically converted into shares of equity securities at a 20% discount upon the Company's next round of equity financing with an aggregate sales price of not less than $10,000,000. Accrued interest on the convertible note as of December 31, 2019 and 2018 was $3,036 and $18,745, respectively, and is recorded under 'Accrued interest' on the balance sheets. The Company recognized interest expense of $15,709 and $3,036 during the years ended December 31, 2019 and 2018, respectively.

Risks Related to the Securities

The Series Seed-3 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-3 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-3 Preferred Stock. Because the Series Seed-3 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-3 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-3 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-3 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 36.43% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Oregon law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed-3 Preferred Stock may be subject to dilution. Purchasers of Series Seed-3 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed-3 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed-3 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed-3 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed-3 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Enterprise buying is getting more data-driven, according to a 2019 Forrester research, 74% of enterprise buyers state they will buy from a vendor that is "the first to provide a tailored provable path to value". Hyper-personalization for enterprise buyers is no longer a nice to have, rather it's a business imperative to win in the increasingly competitive enterprise market landscape. Hyper-personalization has well-documented benefits which include: faster time to close by up to 33%, up to 60% higher win-rates and 55% higher deal sizes.

However, for most enterprise sellers hyper-personalization at scale remains an unattainable dream, fraught with the following systemic issues:

1. Key information needed by a salesperson lives in silos.
2. The process of personalizing content for a buyer remains incredibly complex and time-consuming.
3. There is a missing feedback loop between what is actually presented to customers and related engagement analytics. In addition, sales managers have little visibility into deal engagement and product marketers keep wondering how their produced content is being used and how effective it is with customers.

Contiq solves these challenges by delivering a machine-learning powered customer engagement platform that provides a hyper-personalized customer experience at scale that leads to higher customer engagement/satisfaction, higher win-rates, and shorter sales cycles.

Business Plan
Contiq has a SaaS subscription business model with an average sales price of $250 per user/year, it's 2019 ARR was $250K and projected ARR of $1M+ in 2020.

Contiq has already closed deals with Deloitte and VMware and have expanded their focus to mid-market firms like ServiceNow, ZenDesk, InfinityGlobal, GradTouch, vArmour, and Informatica.

In less than 4 weeks of the launch of its new mid-market product, Contiq signed 11 pilots and 750+ users.

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.48% of the proceeds, or $86,875, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales	60%	60%	50%
Marketing	10%	10%	10%
Product	30%	30%	40%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Arun Lal	CEO/Co-Founder, Director	CEO of Contiq
Rahul Kapoor	CPO/Co-Founder, Secretary, Director	CPO of Contiq
Yash Sandesara	Director (Nov 28, 2018 to Present)	Managing Director of 205 Capital

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues	Percentage ownership of the Company by the holders of such	Other material terms

			pursuant to this Offering	securities prior to the Offering	
Common Stock	8,500,000	Yes	N/A	39.90%	N/A
Preferred Stock	12,688,460	Yes	N/A	60.10%	N/A
Option Plan	2,798,127	No	N/A	0%	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership (on an as-converted to common stock basis)
205 Capital, L.P.	9,403,193 share of Preferred Stock	44.14%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Contiq, Inc. ("the Company") was incorporated on April 22, 2016 under the laws of the State of Delaware, and is headquartered in Sunnyvale, California. The Company is dedicated to designing a better way to simplify and improve the enterprise sales and marketing content production, distribution and engagement process through technology and customer experiences driven by artificial intelligence.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $110,620 in cash on hand as of 05/26/2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $9,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed	12/15/16	Regulation D, 506(b)	Series Seed Preferred Stock	$3,000,000.00	Working Capital
Series Seed-2	3/12/18	Section 4(a)2 of 1933 Act	Series Seed-2 Preferred Stock	$1,000,000.00	Working Capital
Series Seed-3	10/28/19 to 3/19/2020	Section 4(a)2 of 1933 Act	Series Seed-3 Preferred Stock	$993,884.47	Working Capital

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-3 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,025,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-3 Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $432,400 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Common Stock by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series Seed-3 Preferred Stock in the Regulation D offering convert under similar terms to the Series Seed-3 Preferred Stock in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Series Seed-3 Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series Seed Preferred Stock	Yes	Yes	Yes	Yes

Series Seed-2 Preferred Stock	Yes	Yes	Yes	Yes

Series Seed-3 Preferred Stock

Dividend Rights

Holders of Series Seed-3 Preferred Stock, together with the Series Seed Preferred Stock and Series Seed-2 Preferred Stock are entitled to receive dividends at a preferred dividend rate of 6% per annum of their respective original issue prices before any payment of dividends on the common stock, if and when declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Series Seed-3 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders the other series of preferred stock and of the common stock. Specific matters submitted to a vote of the stockholders require the approval of holders of a majority of the preferred stock voting as a separate class on an as-converted basis. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed-3 Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed-3 Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed-3 Preferred Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-3 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-3 Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Series Seed-3 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed-3 Preferred Stock Purchase Agreement

Under the Company's Amended and Restated Investor Rights Agreement, investors who have invested $432,400 or greater are designated Major Purchasers. Major Purchasers are granted some additional information rights and rights of first offer on the Company's issuances of new securities, subject to customary exceptions. Under the Company's Amended and Restated Rights if First Refusal and Co-Sale Agreement, if there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, an Investor will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed-3 Preferred Stock are subject to a drag-along provision as set forth in the Company's Amended and Restated Voting Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of a majority common stock that is issued and issuable upon conversion of the preferred stock and (ii) the holders of the Company's common stock then outstanding (other than those issued or issuable upon the conversion of preferred stock) vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed-3 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock or preferred stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

16

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
During the year ended December 31, 2019, the Company advanced funds to officers of the Company. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $183,500 and $0, respectively, and are recorded under 'Related party advances receivable' on the balance sheets. The Company expects these amounts to be paid back after the upcoming equity financing.

On May 22, 2020, the Company issued convertible note agreements with to a shareholder, 205 Capital, L.P. for principal amount of $960,000., and is recorded under 'Shareholder notes payable' on the balance sheets. The convertible note bear an interest rate of 2% per annum and mature on December 31, 2021 unless repaid or converted into shares of the Company upon an earlier date. No amounts are required to be repaid prior to the maturity date. The outstanding principal and unpaid accrued interest on outstanding convertible note balance shall be automatically converted into shares of equity securities at a 20% discount upon the Company's next round of equity financing with an aggregate sales price of not less than $10,000,000. Accrued interest on the convertible note as of December 31, 2019 and 2018 was $3,036 and $18,745, respectively, and is recorded under 'Accrued interest' on the balance sheets. The Company recognized interest expense of $15,709 and $3,036 during the years ended December 31, 2019 and 2018, respectively.

Future minimum principal payments are as follows:
2020 - $0
2021 - $960,000

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-3 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Arun Lal

(Signature)

Arun Lal

(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Arun Lal

(Signature)

Arun Lal

(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors

(Title)

May 29, 2020

(Date)

/s/Rahul Kapoor

(Signature)

Rahul Kapoor

(Name)

CPO/Co-Founder, Secretary, Director

(Title)

May 29, 2020

(Date)

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



CONTIQ, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

CONTIQ, INC.

Years Ended December 31, 2019 and 2018

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Contiq, Inc.
San Jose, CA 95110

We have reviewed the accompanying financial statements of Contiq, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses since inception, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, WA

May 22, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

CONTIQ, INC

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 468,793	$ 7,950
Accounts receivable, net	123,152	-
Prepaid expenses	8,745	2,171
Other current assets	19,151	13,218
Total current assets	619,841	23,339
Related party advances receivable	183,500	-
Property and equipment, net	13,507	27,169
Intangible assets, net	1,123,707	495,747
Total assets	$ 1,940,555	$ 546,255
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 180,160	$ 177,463
Accrued expenses	13,822	13,822
Accrued wages and payroll related costs	29,443	21,945
Accrued interest	18,745	3,036
Deferred revenue	100,833	-
Deferred rent	4,818	9,954
Total current liabilities	347,821	226,220
Shareholder notes payable	960,000	450,000
Total liabilities	1,307,821	676,220
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, 12,128,617 and 9,403,195 shares issued and outstanding at December 31, 2019 and 2018, respectively	121	94
Preferred stock to be issued	192,077	-
Common stock, 8,500,000 shares issued and outstanding at December 31, 2019 and 2018	85	85
Additional paid-in capital	4,738,679	3,980,800
Accumulated deficit	(4,298,228)	(4,110,944)
Total stockholders' equity	632,734	(129,965)
Total liabilities and stockholders' equity	$ 1,940,555	$ 546,255

See accountants' review report and accompanying notes to the financial statements.

CONTIQ, INC

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue		
Sales, net	$ 325,734	$ 36,300
Cost of goods sold	(60,229)	(57,296)
Gross profit (loss)	265,505	(20,996)
Operating expenses		
Payroll and related expenses	104,525	280,729
Consulting and contractor expenses	96,660	42,090
Facilities and office expenses	92,403	118,131
Professional fees	70,633	106,058
Travel	20,973	22,212
Engineering expenses	15,824	25,686
Depreciation	13,662	15,263
Marketing and selling expenses	13,201	24,104
Other operating expenses	7,391	12,514
Total operating expenses	435,272	646,787
Loss from operations	(169,767)	(667,783)
Loss from discontinued operations	-	(123,340)
Loss from disposal of assets from discontinued operations	-	(40,933)
Other expense		
Interest expense	(17,517)	(3,036)
Total other expense	(17,517)	(3,036)
Net loss before income taxes	(187,284)	(835,092)
Provision for income taxes	-	-
Net loss	$ (187,284)	$ (835,092)

See accountants' review report and accompanying notes to the financial statements.

3

CONTIQ, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

	Series Seed Preferred Stock							Common Stock				Total
	Series Seed 1		Series Seed 2		Series Seed 3		Preferred Stock to be Issued			Additional Paid-in Capital	Accumulated Earnings (Deficit)	Stockholders' Equity
	Shares	Amount						Shares	Amount			
Balance on December 31, 2017	7,090,520	$ 71	-	$ -	-	$ -	$ 250,000	8,500,000	$ 85	$ 3,020,489	$ (3,275,852)	$ (5,207)
Issuance of preferred stock for cash	-	-	2,312,674	23	-	-	(250,000)	-	-	999,977	-	750,000
Offering costs	-	-	-	-			-	-	-	(46,051)	-	(46,051)
Stock-based compensation	-	-	-	-			-	-	-	6,385	-	6,385
Net loss from continuing operations	-	-	-	-			-	-	-	-	(835,092)	(835,092)
Balance on December 31, 2018	7,090,520	71	2,312,674	23	-	-	-	8,500,000	85	3,980,800	(4,110,944)	(129,965)
Issuance of preferred stock for cash	-	-	-	-	1,503,236	15	-	-	-	649,985	-	650,000
Preferred stock subscribed for cash	-	-	-	-	-	-	192,077	-	-	-	-	192,077
Conversion of notes payable	-	-	-	-	1,222,187	12	-	-	-	101,796	-	101,808
Stock-based compensation	-	-	-	-	-	-	-	-	-	6,098	-	6,098
Net loss	-	-	-	-	-	-	-	-	-	-	(187,284)	(187,284)
Balance on December 31, 2019	7,090,520	$ 71	2,312,674	$ 23	2,725,423	$ 27	$ 192,077	8,500,000	$ 85	$ 4,738,679	$ (4,298,228)	$ 632,734

See accountants' review report and accompanying notes to the financial statements.

CONTIQ, INC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019 and 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss - continuing operations	$ (187,284)	$ (670,819)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation	13,662	15,263
Stock-based compensation	6,098	6,385
Changes in operating assets and liabilities:		
Accounts receivable, net	(123,152)	-
Prepaid expenses	(6,574)	21,930
Other current assets	(5,933)	6,981
Related party advances receivable	(183,500)	-
Accounts payable	2,697	34,708
Accrued expenses	-	-
Accrued wages and payroll related costs	7,498	11,445
Accrued interest	17,517	3,036
Deferred revenue	100,833	-
Deferred rent	(5,136)	(6,606)
Net cash used by operating activities - continuing operations	(363,274)	(577,677)
Net cash used by operating activities - discontinued operations	-	(164,273)
Net cash used by operating activities	(363,274)	(741,950)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(627,960)	(495,747)
Net cash used by investing activities - continuing operations	(627,960)	(495,747)
Loss on disposal of assets from discontinued operations	-	40,933
Net cash provided by investing activities - discontinued operations	-	40,933
Net cash used by investing activities	(627,960)	(454,814)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	610,000	450,000
Cash paid for offering costs	-	(46,051)
Proceeds from issuance of preferred stock	650,000	750,000
Proceeds from issuance of preferred stock subscribed	192,077	-
Net cash provided by financing activities - continuing operations	1,452,077	1,153,949
Net cash provided by financing activities - discontinued operations	-	-
Net cash provided by financing activities	1,452,077	1,153,949
Net increase (decrease) in cash and cash equivalents	460,843	(42,815)
Cash and cash equivalents, beginning	7,950	50,765
Cash and cash equivalents, ending	$ 468,793	$ 7,950
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity:		
Conversion of convertible note and interest to preferred stock	$ 101,808	$ -
Issuance of preferred stock from preferred stock to be issued	$ -	$ 250,000

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Contiq, Inc. ("the Company") was incorporated on April 22, 2016 under the laws of the State of Delaware, and is headquartered in San Jose, California. The Company is dedicated to designing a better way to simplify and improve the enterprise sales and marketing content production, distribution and engagement process through technology and customer experiences driven by artificial intelligence.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31. The financial statements include the accounts of Contiq Canada a wholly owned Canadian subsidiary that was closed during 2018. All balance sheet amounts and operations of Contiq Canada are included in the statements of operations as 'Loss from discontinued operations.'

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the following core principles of Accounting Standards Codification Section 606:

- Identify the contract with a customer,
- Identify the performance obligations in the contract,
- Determine the transaction price,
- Allocate the transaction price to the performance obligations in the contract,
- Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue from hosted software-as-a-service (SaaS) applications, support and maintenance services, and professional services. Revenue is recognized when the services have been performed. The amounts received prior to recognition are recorded as a deferred revenue.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Intangibles

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2019 and 2018.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2019 and 2018.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of services prior to the completion of the agreed upon service obligations to be performed or provided by the Company. Revenue from these agreements is recognized over the term of the service agreement, as the performance obligation is satisfied.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $5,709 and $8,184 in advertising costs, respectively, recorded under the heading 'Marketing and Selling Expenses' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2038, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 1,202,799	$ 916,701
Other temporary differences	(307,514)	(133,069)
Total deferred tax asset	895,285	783,632
Valuation allowance	(895,285)	(783,632)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 22, 2020, the date these financial statements were available to be issued and noted the items below.

As of February 19, 2020, the Company received $55,000 through the issuance of 115,634 shares of preferred stock.

On March 19, 2020, 444,211 preferred shares were issued in relation to the stock subscription recorded as of December 31, 2019 for preferred shares to be issued with a purchase price of $192,077.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $4,298,228 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2019	2018
Developed application	$ 1,123,707	$ 495,747
Accumulated amortization	-	-
Intangible assets, net	$ 1,123,707	$ 495,747

No amortization expense was recorded for the years ended December 31, 2019 and 2018. Amortization expense is to begin to be recognized once the development stage is completed.

NOTE 4 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Machinery and equipment	$ 29,669	$ 29,669
Furniture	23,558	23,558
	53,227	53,227
Accumulated depreciation	(39,720)	(26,058)
Property and equipment, net	$ 13,507	$ 27,169

Depreciation expense for the years ended December 31, 2019 and 2018, was $13,662 and $15,263, respectively.

NOTE 5 – OPERATING LEASE

In January 2019, the Company executed a lease for their offices in San Jose, California. Lease payments are due monthly and began in April 2017 at $6,048 per month subject to annual incremental increases until termination in March 2020.

For the years ended December 31, 2019 and 2018, the Company recognized rent expense on its operating lease of $71,195 for each respective year recorded under 'Facilities and office expenses' on the statements of operations. The Company negotiated two months free rent on the lease, resulting in a recognition of deferred rent in the amount of $4,818 and $9,954 for the years ending December 31, 2019 and 2018, respectively.

Total minimum rental payments under the operating lease for 2020 total $19,634.

CONTIQ, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2019 and 2018

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company advanced funds to officers of the Company. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $183,500 and $0, respectively, and are recorded under 'Related party advances receivable' on the balance sheets. The Company expects these amounts to be paid back after the upcoming equity financing.

During the years ended December 31, 2019, the Company entered into a number of convertible note agreements with shareholders. At December 31, 2019 and 2018, the outstanding balance of convertible notes payable to shareholders is $960,000 and $450,000, respectively, and is recorded under 'Shareholder notes payable' on the balance sheets. The convertible notes bear an interest rate of 2% per annum and mature on December 31, 2021 unless repaid or converted into shares of the Company upon an earlier date. No amounts are required to be repaid prior to the maturity date. The outstanding principal and unpaid accrued interest on outstanding convertible note balances shall be automatically converted into shares of equity securities at a 20% discount upon the Company's next round of equity financing with an aggregate sales price of not less than $10,000,000. Accrued interest on the convertible note as of December 31, 2019 and 2018 was $3,036 and $18,745, respectively, and is recorded under 'Accrued interest' on the balance sheets. The Company recognized interest expense of $15,709 and $3,036 during the years ended December 31, 2019 and 2018, respectively.

Future minimum principal payments are as follows:

2020	-
2021	960,000
	$ 960,000

NOTE 7 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 27,000,000 and 23,000,000, $.00001 par value, shares of common stock authorized, with 8,500,000 shares issued and outstanding. There were no common stock transactions during the years ended December 31, 2019 and 2018.

NOTE 8 – PREFERRED STOCK

At December 31, 2019 and 2018, the Company has 27,000,000 and 14,556,925, $.00001 par value, shares of preferred stock authorized, with 12,128,617 and 9,403,194 shares issued and outstanding at December 31, 2019 and 2018, respectively.

At both December 31, 2019 and 2018, the Company has 7,090,520 shares of preferred Series Seed 1 issued and outstanding.

During the year ended December 31, 2018, the Company issued 2,312,674 preferred Series Seed 2 shares for total cash proceeds of $1,000,000 at a price of $.4324 per share.

During the year ended December 31, 2019, the Company issued 1,503,236 preferred Series Seed 3 shares for total cash proceeds of $650,000 at a price of $.4324 per share.

During the year ended December 31, 2019, the Company received a preferred stock subscription representing a total of 444,211 preferred Series Seed 3 shares for total cash proceeds of $192,077. The preferred shares were issued to the investor on March 19, 2020.

During the year ended December 31, 2019, the Company converted $101,808 of convertible notes payable and accrued interest applicable to one convertible note issued during 2019 into 1,222,187 preferred Series Seed shares.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially on a one-to-one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

NOTE 9 – STOCK OPTIONS

The Company executed the 2016 Amended and Restated Stock Incentive Plan, which reserved 2,798,127 common shares to be issued for issuance to officers, directors, employees and consultants of the Company. No stock options were issued during the years ended December 31, 2019 and 2018. At December 31, 2019 and 2018, there were vested stock options of 337,188 and 274,961, respectively. The Company reserved 2,798,127 common shares for use in the stock incentive plan. In addition to these shares, the Company intends to grant an aggregate of 1,758,727 option shares to previous and new hires.

The Company utilizes a third-party valuation service to value the share price of the Company's common stock, which the Company uses to value the options issued, resulting in stock-based compensation expense associated with vesting options of $6,098 and $6,385 as of December 31, 2019 and 2018, respectively. At December 31, 2019, $2,236 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of .3 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2017	360,000	$ 0.0001	2.3
Granted	-	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	360,000	$ 0.0001	1.2
Granted	-	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2019	360,000	$ 0.0001	0.3

NOTE 10 – DISCONTINUED OPERATIONS

In early 2018, the Company discontinued operations of their wholly-owned subsidiary, Contiq Canada. The Company desired to discontinue the operations of Contiq Canada in order to move to a lower cost alternative of outsourcing certain services overseas. The net activity for Contiq Canada from January 1, 2018 through May 31, 2018 is shown as a loss from discontinued operations on the statements of operations. The following is a list of assets and liabilities that were disposed of as a result of the discontinued operations:

Assets

Computer equipment	$	43,663
Furniture and fixtures		8,625
Accumulated depreciation		(11,356)
Total assets	$	40,932

Liabilities

N/A

EXHIBIT C
PDF of SI Website



Enterprises   San Jose

Website: http://www.contiq.com

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AI-powered buyer intelligence platform, helping B2B sellers win deals faster

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$1,000	$9,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN CONTIQ

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Contiq is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Contiq without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Form C

Data Room

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Company Highlights

› Key customers include VMware and Deloitte

› Since launch in January 2020, the Company has signed up 700+ users, 6 pilots, and are in multiple discussions for additional pilots in Q2

› Board of directors includes angel investor and entrepreneur Jason Calacanis

› Advisors include co-founder of Mobileiron, Ajay Mishra

› Investors include DNX Capital, XG Ventures, and 205 Capital

Fundraise Highlights

› Total Round Size: US $2,000,000

› Raise Description: Seed

› Minimum Investment: US $1,000 per investor

› Security Type : Preferred Equity

› Pre-Money valuation : US $9,000,000

› Target Minimum Raise Amount: US $1,025,000

› Offering Type: Side by Side Offering

Contiq is an AI-powered Buyer Intelligence Platform that dynamically recommends the most effective content for deals, enables data-driven personalization, and provides a superior customer engagement experience, within native sales tools.

Enterprise buying is getting more data-driven; according to a 2019 Forrester research 74% of enterprise buyers state they will buy from a vendor that is "the first to provide a tailored provable path to value". Hyper-personalization for enterprise buyers is no longer a nice to have, rather it's a business imperative to win in the increasingly competitive enterprise market landscape. Hyper-personalization has well-documented benefits which include: faster time to close by up to 33%, up to 60% higher win-rates, and 55% higher deal sizes.

However, for most enterprise sellers hyper-personalization at scale remains an unattainable dream, fraught with the following systemic issues:

1. Key information needed by a salesperson lives in silos.
2. The process of personalizing content for a buyer remains incredibly complex and time-consuming.
3. There is a missing feedback loop between what is actually presented to customers and related engagement analytics. In addition, sales managers have little visibility into deal engagement and product marketers keep wondering how their produced content is being used and how effective it is with customers.

Contiq solves these challenges by delivering an AI-powered customer engagement platform that provides a hyper-personalized customer experience at scale that leads to higher customer engagement/satisfaction, higher win-rates, and shorter sales cycles.

Contiq has a SaaS subscription business model with an average sales price of $250 per user/year. Our 2019 ARR was $250K and projected ARR of $1M+ in 2020.
We have already closed deals with Deloitte and VMware and have expanded our focus to mid-market firms like ServiceNow, ZenDesk, InfinityGlobal, GradTouch, vArmour, and Informatica.

Since the January launch of our new mid-market product, we have signed and discussed 11 new pilots and acquired 700+ users.

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The AI-Powered Buyer Intelligence Platform
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The Team

Founders and Officers



Arun Lal
CEO

Ex-VMware, Microsoft
Kellogg, UofWash

Arun worked as a product marketer at Microsoft (9 years) & VMware (4 years) where he frequently authored sales enablement and customer-facing content. He often wondered who was using his content, in what context, and if it was really effective with customers. There was no data-driven way for him to gauge usage and/or engagement of the content he produced. Similarly, he found that the sellers had a hard time locating the content they needed in various sales contexts and within their native workflows. With that insight, he found an opportunity to build ML-based technology that would deliver to sellers the best-performing content for their opportunities, continually measure its performance, and provide a real-time feedback loop to content creators.



Rahul Kapoor
CPO

Ex-VMware, Intel, EMC
IIT-D(CS), Kellogg

Rahul started his career in engineering and product management at Intel, then moved to VMware and EMC and saw the same issue. He has a special passion for applying AI/ML to solving real-world business problems. At VMware and EMC, he was responsible for creating the first large-scale AI/ML-based system for collecting data from virtual machines and using that data to recommend optimizations to reduce costs. With the problem Contiq is solving, he saw the opportunity to create the industry's first ML-based sales and marketing content intelligence platform.

Key Team Members

 **Syed Ahmed**    **Sanjay Malhotra**

Notable Advisors & Investors

 **Jason Calacanis**    **Ajay Mishra**    **Kurt Bilafer**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,025,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.4324
Pre-Money valuation:	US $9,000,000
Option pool:	9.39%
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $432,400 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Contiq has set an overall target minimum of US $1,025,000 for the round, Contiq must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Contiq's Form C.
Regulation CF cap:	While Contiq is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised · If Maximum Amount Is Raised

Sales · Marketing · Product

Investor Perks

- Invest in the first two weeks and receive the next tier of perks
- $15k+ Get the enterprise or team edition of Contiq at 25% off list price for their sales teams to use
- $50k+ Get the enterprise or team edition of Contiq at 50% off list price for their sales teams to use
- $100K+ Get the enterprise or team edition of Contiq at 50% off list price for their sales teams to use

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Contiq's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $2,400,000
Closed Date	Jun 8, 2018
Security Type	Preferred Equity
Pre-Money valuation	US $8,000,000

Market Landscape

Market Size

There are over 32 million B2B sales and marketing professionals worldwide employed by 44,000 companies that are using Microsoft Office/Googles' GSuite that have in excess of $50M in annual revenue. These companies are across multiple verticals: IT, Consulting, Finance, Healthcare, Media/Advertising, Government, Education, and Manufacturing.

Our ideal customer profile is the 6 million B2B sales and marketing professionals that use Microsoft Office, Salesforce.com and are in the Technology, Finance or Consulting verticals working for companies with more than $50 Million in annual revenues.

Competition and Defensibility

Unlike the competition, Contiq captures engagement analytics on content that is "actually presented" to customers, which is generally lost in emails and hard drives. Contiq is able to capture this unique data because of its native integrations with sales communication tools, such as Outlook, PowerPoint, Gmail, GSlides, and then apply machine-learning techniques to help the salesperson easily get rich buyer engagement insights and use those to deliver a data-driven, personalized buying experience and subsequent recommendations. Contiq's focus on empowering the salesperson to deliver highly personalized buying experiences at scale within native workflows quickly is what makes it unique. Competitors such has HighSpot, Seismic are primarily focused on internal sales enablement and have an incomplete experience for salespeople to maximize engagement with buyers. Contiq is looking to dominate the multi-billion dollar customer engagement analytics and insights market and become the "MixPanel for Customer Engagement Insights".

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Enterprise Selling and Customer Engagement market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has engaged in related party transactions. During the year ended December 31, 2019, the Company advanced funds to officers of the Company. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $183,500 and $0, respectively, and are recorded under 'Related party advances receivable' on the balance sheets. The Company expects these amounts to be paid back after the upcoming equity financing. During the years ended December 31, 2019, the Company entered into a number of convertible note agreements with shareholders. At December 31, 2019 and 2018, the outstanding balance of convertible notes payable to shareholders is $960,000 and $450,000, respectively, and is recorded under 'Shareholder notes payable' on the balance sheets. The convertible notes bear an interest rate of 2% per annum and mature on December 31, 2021 unless repaid or converted into shares of the Company upon an earlier date. No amounts are required to be repaid prior to the maturity date. The outstanding principal and unpaid accrued interest on outstanding convertible note balances shall be automatically converted into shares of equity securities at a 20% discount upon the Company's next round of equity financing with an aggregate sales price of not less than $10,000,000. Accrued interest on the convertible note as of December 31, 2019 and 2018 was $3,036 and $18,745, respectively, and is recorded under 'Accrued interest' on the balance sheets. The Company recognized interest expense of $15,709 and $3,036 during the years ended December 31, 2019 and 2018, respectively.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



Contiq's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Contiq's Form C

Data Room

NAME	LAST MODIFIED	TYPE
› 🗀 Financials (2 files)	Feb 26, 2020	Folder
› 🗀 Fundraising Round (1 file)	Feb 26, 2020	Folder
› 🗀 Investor Agreements (1 file)	Feb 26, 2020	Folder
› 🗀 Miscellaneous (4 files)	Feb 26, 2020	Folder

Join the Conversation

Be the first to post a comment or question about Contiq.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...	POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Contiq

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Contiq. Once Contiq accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Contiq in exchange for your securities. At that point, you

Once Contiq accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Contiq in exchange for your securities. At that point, you will be a proud owner in Contiq.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Contiq has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Contiq does not plan to list these securities on a national exchange or another secondary market. At some point Contiq may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Contiq either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Contiq's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Contiq's Form C. The Form C includes important details about Contiq's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



The AI-Powered Buyer Intelligence Platform

Helping B2B Sellers Win More Deals, Faster







contiq

DISCLAIMER:
This presentation contains offering materials prepared solely by Contiq, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

77% of B2B Buyers Agree That Buying is Very Complex and Difficult


Exponential Growth of Information
Complex Consensus Building
Increasing Number of Stakeholders

Source: Gartner B2B Buying Research 2020



B2B Sellers that Leverage Buyer Intelligence Achieve...



Up to

30 days

Shorter Sales Cycles

Avg. for a Typical 90 Day Deal



Up to

60%

Increase in Win-Rates



Up to

55%

Higher ACV

(Annual Contract Value)

Source: Forrester Wave and LinkedIn Research 2019



The Challenges Faced by Companies in Achieving Buyer Intelligence @ Scale...

Poor Information Discovery

→ Siloed Content

→ Multiple Versions

Complex Personalization

→ Manual Processes

→ Poor User Experience

Limited Customer Insights

→ No-Feedback Loop

→ Limited Measurement



Contiq Solution: AI-Powered Buyer Intelligence @ Scale

Learning Management System

Executive Content

Peers/Team

Field Marketing

Customer Success

CRM System

Sales Enablement Systems

Seamless Integration

contiq

The Buyer Intelligence Platform

Real-Time Insights
Dynamic Personalization
AI-Powered Content Discovery

B2B Salesperson

Buyer

Higher Engagement Feedback Loop

Benefits

Increased Productivity

Shorter Sales Cycles

Higher Win-Rates

AI-Powered Content Discovery

Automated Deck/Slide/PDF Search and Recommendations for Opportunities



Contiq Integrates with Existing Content Repositories:

 Google Drive



 Dropbox

 Gmail

 OneDrive

 SharePoint

 salesforce

 SEISMIC / HIGHSPOT

Dynamic Personalization (1/2)

Introducing PitchBuilder™: Leverage Most Effective Decks/Slides from Prior Similar Deals


Copy Of NSX for BT_[Mon Sep 23 18:34:20 GMT 2019]_.pptx
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NSX-T

Produce Personalized Decks in Minutes

Dynamic Personalization (2/2)

Produce and Share Personalized Microsite for Each Deal with Buyers, In Minutes





vmware
AT&T
Invite New People
Newest
All
Powerpoint
PDF
Word
Excel
Images
Presentation Deck for Big Event.pptx
Feb 28, 2020
john@company.com
NEW
Holiday Season Price List.pdf
Feb 27, 2020
clara@startup.com
NEW
Marketing Chart for Website.jpg
Feb 24, 2020
dan@office.com
UPDATE
3 FEEDBACKS
R&D Team.xlsx
Feb 24, 2020
john@company.com
UPDATE
Business Plan.docx
Feb 22, 2020
clara@startup.com
Brochure.pdf
Feb 22, 2020
dan@office.com
Structure.pdf
Feb 20, 2020
john@company.com
Screenshot.jpg
Feb 20, 2020
john@company.com
© 2020. All Rights Reserved. Powered by contiq
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Real-Time Insights (1/2)

From No Visibility to Greater Transparency about the Buyer's Behavior through Contiq's Deal Level Engagement Analytics Dashboard



Deal Engagement Score (DES)
DES
0 in 7 days (updates daily)
562
Medium Risk (350-649)
0 (Low)
1000 (High)
Depth of Engagement 17.67
Amount of Engagements 18.9
Recency 8.23
Sentiment 25
0 5 10 15 20 25
DES Trend
1000 750 500 250 0
05/25
January 16, 2020 1:52 am
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File Engagement Timeline : Contiq Deck for IBM 082019_[Wed Ja...
100%
Dwell Time (min:sec)
07:12 05:24 03:36 01:48 00:00
1 2 3 4 5 6 7
Slide number

Real-Time Insights (2/2): Content Effectiveness Scores and Recommendations Based on Buyer Engagement Signals



INPUT
UNIQUE DATA CAPTURE
Contiq Web/Mobile Microsite
Contiq Presentation Tools Plugin
Contiq Email/Calendar Plugin
External Web
CRM
salesforce
Marketing Automation System
Marketo
Corp. Website
OMNITURE
View Times
Presented Content + Voice Data
Contact , Meetings, Email
Recent Published Content
Oppty Meta Data: Account, Stage
Campaign Engagement
Visits, Downloads
OUTPUT
Content Effectiveness Score
by Deck, Page, Slide
Content Recommendations
by Oppty Sales Stage / Product / Vertical / Solution/ Use-case /Geo

Contiq RoI and Business Impact

Increased Productivity	**25%** Increased Productivity	×	**$1M** Avg. Salesperson Quota	=	**$250K** Potential New Revenue	vmware, Informatica
Shortened Sales Cycles**	**15%** Shorter Sales Cycle	×	**$1M** Avg. Salesperson Quota	=	**$150K** Potential New Revenue	Informatica, Automation Anywhere
Higher Win-Rates*	**20%** Higher Wins	×	**$1M** Avg. Salesperson Quota	=	**$200K** Potential New Revenue	vmware, Deloitte.







*Also translates to faster quota attainment ** Also supports faster sales on-boarding





Case Study: Up to 9x Faster Customer Deck Creation



Before Contiq

Presenting 0 - 30 minutes

Formatting
1 - 2 hours

Customizing Content
1 - 2 hours

Finding Base Information
0 - 1 hours

Avg. Time Spent
2 - 4.5 hours

After Contiq
1.3x Increased Seller Velocity

Real-time Engagement Analytics

Slide Recommendations by Effectiveness

Latest Content Advisor

Avg. Time Spent
30 - 45 minutes



"This is simply amazing.. This is great and long overdue..."

Ryan Pletka, Sales Engineering, VMware

Results of study

87% increased satisfaction with Contiq over existing process and tools

91% increased satisfaction with easy ability to reuse high quality content

Key Drivers for Higher Productivity Reported by Sales

⭐ Faster Search of Relevant Decks/Slides

⭐ Easier Reuse via Contiq Plugins

⭐ Easier to Stick to Company Brand Guidelines



Case Study: MDM Cloud Sales Cycles Shorter by 12.6% with Contiq

MDM Cloud Sales Cycle Before Contiq

Prospect and Qualify	Validate, Design, Prove	Negotiate and Close

87 Days

MDM Cloud Sales Cycle After Contiq

Prospect and Qualify	Validate, Design, Prove	Negotiate and Close

76 Days

"I am sold on the ability to find latest content and getting buyer insights from what you share. Knowing when to respond to the customer is helping the team close faster."

Stephan Debray, Director of Sales, Informatica



12.6% shorter sales cycles with Contiq

57% greater customer engagement

Key Drivers for Shorter Sales Cycles Reported by Sales

🔍 Automated Content Discovery

📊 Instant Engagement Analytics

✏️ Easy Personalization in Native Tools

14



Case Study: NSX Win-Rates Increase by 16.4% with Contiq

NSX Win-Rates Before Contiq

54%

NSX Win-Rates After Contiq

62%

"Contiq is like X-ray vision for deal engagement and helps us prioritize deals that are most likely to close"

Marcos Hernandez, Director of Sales, VMware



28% greater customer response rates

46% greater customer engagement

74% increase in buying experience satisfaction

Key Drivers for Shorter Sales Cycles Reported by Sales

 Buyer Engagement Insights

 Data-Driven Personalization

 Best Next Action Content Recommendations

15

Summary of Contiq Benefits by User Personas



John
B2B Seller



- Real-Time Buyer Insights
- Fast Personalization
- Easy Content Discovery
- Native Tools Integration

Sally
Enterprise Sales Leader



- Pipeline Transparency via Deal Engagement Dashboard
- Buyer Feedback @ Scale
- Data-Driven Best Practices Coaching

Amy
B2B Product Marketer



- Implement Data-Driven Content Strategy
- Real-Time Buyer Insights
- Measure Content ROI



Strong Customer Momentum

Enterprise



vmware®

Informatica™

Deloitte.

NetApp™

Mid-Market

<VA> vARMOUR



AUTOMATION ANYWHERE
Go be great.

servicenow™

compassîtes®
right direction



GRAD TOUCH

LEANOPSYS



TEKNOBUILT



INFINITY GLOBAL

Contiq Traction

Cumulative Revenue for 2019





- Actual
- Projection

Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020
$50K	$100K	$372K	$450K	$560K	$740K	$1.1M

Summary

2019 Revenue (As per GAAP):

$372K

CY 2020 Revenue Projection

$1M+

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Detailed projections are available in the data room.



Path to $100M ARR



400,000
Salespeople

6% of TAM, Across 7000 Accounts

×

$

$250
Per Seller/Year
(Avg. Sales Price)

=

$100M
ARR

Pricing for Adjacent Tools: Salesforce Enterprise Edition: $1800 user/year; LinkedIn Sales Navigator: $900 user/year

*Annual Contract Value



Competitive Differentiation

Zero Sales Behavior Changes
Internal
Sales Enablement Tool
External
Personalized Buyer
Intelligence Platform
Requires Massive Sales Behavioral
Changes
contiq
CLEARSLIDE
DocSend
Outreach
HIGHSPOT
SEISMIC





Opportunity Size



$8B
44k companies

TAM - $8B (~32M Seats)

- B2B companies WW
- > 500 Employees
- $50M+ in Revenue
- Using Office / GSuite
- CRM: Salesforce, Dynamics

SAM - 1.5B (~6M Seats)

Additional filters:

- Using Office + Salesforce

Verticals:

- IT/Tech, Consulting, Finance and Healthcare

Contiq Target Segments




contiq

Primary

Large hi-tech and consulting enterprises

VP of Product Marketing, VP of Sales Enablement, VP of Sales

- > 10,000 emp. > $1B Rev.
- Using Office 365 and Salesforce CRM
- E.g. VMware, Deloitte, Oracle, Microsoft, Salesforce

Secondary

Mid-size high-tech and consulting enterprises

CMO, VP of Sales, VP of Sales Operations

- 500 - 2000 emp. > $50M Rev.
- Using Office 365 and Salesforce CRM
- E.g. Informatica, ServiceNow, Palo Alto Networks, NewRelic



Team



Arun Lal
Co-Founder/CEO
UofWa. (CS), Kellogg GSM





Rahul Kapoor
Co-Founder/CPO
IIT-D(CS), Duke U, Kellogg GSM





Syed Ahmed
CTO
SDSU, Osmania





Sanjay Malhotra
VP Sales
USC Marshall MBA





Advisors



Jason Calacanis
Investor, LAUNCH, Uber, Calm

Ajay Mishra
Founder MobileIron

Kurt Bilafer
Investor, WePay, Amazon, SAP

Shawn Kung
AV8 VC, Tenable, Stanford Professor

Brian Kelly
Sales Exec. Snowflake, ServiceNow

Sam Alkharrat
Sales Exec. SAP, Cisco

23

Traction Since November, 2019

Traction	November 2019	Today
Logos	vmware, Deloitte., Informatica	Aon, servicenow, vARMOUR, RSM, CapitalOne, ideba, pwc, PARE-FPATCH, LEANOPSYS, ANOMALI, Lucidworks, EY, Nexient, vizient., zendesk, BOTW BROKERS OF THE WEB, EXPANSE, WOODRUFF SAWYER, WS, TATA CONSULTANCY SERVICES, Pivotal., WIPRO, txtsmarter, Fenwick FENWICK & WEST LLP
Revenue	$100K	$372K+(FY2020 Pipeline: $1.5M ARR Growing 30% MoM)
Usage and Growth	Activated Users: 122	Activated Users: 633 (520% Higher)
Key Product Features	• Contiq Enterprise • Contiq Plugin for PowerPoint	• Contiq Freemium for Sellers: 700+ Users Signed Up in 4 weeks of Launch • Contiq Teams for Mid-Market Sales Teams: 11 Pilots Signed Up in 4 Weeks of Launch • Deal Engagement Score™ for Buyer Insights • PitchBuilder™: Personalized Pitches in 30 secs. • Contiq Plugin for Outlook • Single Sign-On (SSO) • Catalina Mac OS Support
Partnerships	Download from the Office Store	Dropbox, INSIGHTSQUARED, salesforce (In pipeline)



Current Round Summary

Current Investors

205 Capital (**Lead**)
Jason Calacanis
LAUNCH
DNX Ventures
XG Ventures

Goals with Current Raise

Support Growth to $1M+ in ARR

- Launch Contiq 2.0
- 5+ Ent. Customers

Use of Funds

- 50%: Product Development
- 30%: Support Sales and Marketing
- 20%: Customer Success

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Thank You



contiq

The AI-Powered Buyer
Intelligence Platform



Appendix



Unit Economics for a Typical Enterprise Customer: e.g. VMware

	Year 1	Year 2	Year 3	Year 4	Year 5
Setup Fees	$10,000	0%	0%	0%	0%
Pilot Fees	$25,000	0%	0%	0%	0%
Custom Integrations	$100,000	0%	0%	0%	0%
Subscription	$245,000	$245,000	$245,000	$400,000	$400,000
Revenue	$380,000	$245,000	$245,000	$400,000	$400,000
Sales Fixed Cost	15.79%	0%	0%	0%	0%
Sales Commission	7.50%	0%	0%	0%	0%
Marketing	5.00%	0%	0%	0%	0%
Training	2.63%	4.08%	4.08%	2.50%	2.50%
Customer Success	25.26%	39.18%	39.18%	24.00%	24.00%
Hosting	15.79%	24.49%	24.49%	15.00%	15.00%
Cash Contribution Margin	28.03%	32.24%	32.24%	58.50%	58.50%

	Solo (Free)	Solo Paid ($10/mo/user)	Team ($20/mo/user)	Enterprise ($30/mo/user)
Discovery and Recommendations				
Content upload limit of 1GB/user	✓	✓	✓	✓
Search by keyword on Web/PowerPoint Add-In	✓	✓	✓	✓
Automated PitchBulder™	✓	✓	✓	✓
Content upload limit of 10GB/user		✓	✓	✓
Recommended decks by taxonomy or CRM oppty. + content advisor			✓	✓
Content Personalization				
Slide search and one-click insertion / PowerPoint plugin	✓	✓	✓	✓
Add customer logo to deck		✓	✓	✓
Format content based on approved templates			✓	✓
Customer Insights				
Share and track content analytics at page/slide level	✓	✓	✓	✓
Content performance report for marketing			✓	✓
Account level content tracking report for sales management + Deal Engagement Score ™			✓	✓
Marketing governance and control of recommendations by oppty.				✓
Support				
Online help and support	✓	✓	✓	✓
Personalized/designated support			✓	✓
Setup				
Taxonomy design + Auto-Tagging™			✓	✓
Standard integrations (SFDC, SSO, CMS, Office,)			✓	✓



The Enterprise Sales and Marketing Challenges

1 POOR CONTENT DISCOVERY

2 COMPLEX PERSONALIZATION

3 LIMITED CUSTOMER INSIGHTS

Learning Management System

Executive Content

Customer Success

Peers/Team

CRM System

Field Marketing

Sales Enablement Systems

Sales Person

Customer

vmware
AT&T
Mike Davis
mike.davis@att.com
and 4 others
Invite New People
Newest
All
Powerpoint
PDF
Word
Excel
Images
4
MESSAGES
70%
ACTIONS
Presentation Deck for Big Event.pptx
Feb 28, 2020
john@company.com
NEW
Holiday Season Price List.pdf
Feb 27, 2020
clara@startup.com
NEW
Marketing Chart for Website.jpg
Feb 24, 2020
dan@office.com
UPDATE
3 FEEDBACKS
R&D Team.xlsx
Feb 24, 2020
john@company.com
UPDATE
Business Plan.docx
Feb 22, 2020
clara@startup.com
Brochure.pdf
Feb 22, 2020
dan@office.com
Structure.pdf
Feb 20, 2020
john@company.com
Screenshot.jpg
Feb 20, 2020
john@company.com
© 2020. All Rights Reserved. Powered by contiq

vmware
AT&T
Mike Davis
mike.davis@att.com
and 4 others
Invite New People
Newest
All
Powerpoint
PDF
Word
Excel
Images
Presentation Deck for Big Event.pptx
Feb 28, 2020
john@company.com
NEW
Holiday Season Price List.pdf
Feb 27, 2020
clara@startup.com
NEW
Marketing Chart for Website.jpg
Feb 24, 2020
dan@office.com
UPDATE
3 FEEDBACKS
R&D Team.xlsx
Feb 24, 2020
john@company.com
UPDATE
Business Plan.docx
Feb 22, 2020
clara@startup.com
Brochure.pdf
Feb 22, 2020
dan@office.com
Structure.pdf
Feb 20, 2020
john@company.com
Screenshot.jpg
Feb 20, 2020
john@company.com
© 2020. All Rights Reserved. Powered by contiq
Messages
70%
Actions
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Contiq ML Uses Engagement Signals to Predict Most Effective Content for Sales Opportunities by Stage
The "Last Mile" Engagement Data
Actual Presented Content
Engagement Analytics
CRM Opportunity
In-Person Engagement Analytics
Calendar
Email
Voice (coming soon)
Unique to Contiq
FEEDBACKS
contiq
FEEDBACKS
Tracking
Customization
Discovery
FEEDBACKS
OUTPUT
Real-time content recommendations
MESSAGES
70%
ACTIONS

Realtime Marketing Content Usage and Performance



Search for anything
Content Usage by Opportunity Sales Stage
Content
Search
NSX Architecture.pptx
by John Doe
Deployment Guidelines.pptx
by John Doe
Success offerings.pptx
by John Doe
Product Strategy and Roadm...
by John Doe
Consumer Data Enrichment...
by John Doe
Consumer Establishment.pptx
by John Doe
Business step-up.pptx
by John Doe
Sales Stage
All
Product
NSX
Solution
Hybrid Cloud
Industry
Telecom
Won
Lost
All
Engagement
20M
10M
1M
5min
0
Prospect & Qualify
Validate, Design & Prove
Negotiate and Close
Most popular decks
Deployment Guidelines.pptx 94%
Success offerings 78%
Consumer Data Enrichment 72%
Business step-up.pptx 56%
based no of views and mins
Most popular slide
Slide name, slide number 1 94%
Slide name, slide number 2 78%
Slide name, slide number 3 72%
Slide name, slide number 4 56%
based no of views and mins

Customers Love Contiq







"This is a must have solution for my sales team to gauge customer engagement and drive bigger deals by uncovering hidden pain and more effective up-sell"

John Lens
VP Sales, Americas





"Contiq is helping us find the most effective content and recommend it to sellers automatically, enabling improved quality of customer engagements"

Ash Parikh
VP Marketing





"Being able to collate and have quick access to all resources I need is helping me respond to the customer faster"

Brady Johnson
Ent. Sales, AE



Data-Driven Personalization

Contiq AI Recommends the Best Performing Content by Opportunity and Sales Stage

Input

Unique to Contiq

- Actual Presented Content
- Engagement Analytics

- CRM Opportunity

- In-Person Engagement Analytics
- Calendar
- Email
- Voice (coming soon)

Output

Real-time content recommendations

contiq

- Discovery
- Personalization
- Insights

EXHIBIT E
Video Transcript

Exhibit E
Video Transcript

https://vimeo.com/423027778
What is Contiq?

Every enterprise buyer is unique and increasingly informed. Therefore, hyper-personalization of the buyer's journey is not a nice to have, but a sales imperative, if you want to win against ever-growing competition clutter. It's been complex to do in the past due to fragmented information, manual laborious process, and a lack of data driven buyer insights. But not anymore. Introducing Contiq. Contiq is a machine learning powered, customer engagement platform that helps sellers easily personalize, and enterprise buyers journey, based on data-driven insights, delivering a superior quality buying experience. Let's see how. Create personalized content in minutes. Say hello to your new go-to sales buddy, Contiq's pitch builder. A simple ML based tool helps you search and discover the best performing content from prior deals and produce compelling buyer-facing sales material in just minutes. And share it as a hyper-personalized microsite. Get buyer insights based on content and engagement analytics. As the buyer engages with presented content, Contiq pinpoints what sparks a buyer's interest based on the time spent on each slide, viewing patterns, sharing, and more. Eventually sharing a deal engagement score for every opportunity. Receive next best action recommendations. Within the native tools, such as MS Office and G-Suite, you get the highest performing collateral to send until the sale is complete. So what are you waiting for? Improve the quality of your buyer's engagement and experience higher deal velocity, increased win rates, and larger deal sizes. Get started with this transformational journey for free, today at contiq.com.